Form 10-K/A, Exhibit 13
period 1996-03-31
GARMENT GRAPHICS INC
filed 1996-11-15
CIK 895641

Garment Graphics, Inc.

                                  Annual Report

                                      1996

ABOUT YOUR COMPANY

     Throughout our 20 year history, a basic tenet of Garment Graphics' business strategy has been to service customers with innovative, quality garments delivered on time at competitive prices. Our success is attributable to the pride we take in our Company, our work and our performance, the confidence our customers have in us and the respect we have for each individual making a valuable contribution to the Company.

     Garment is licensed to replicate the images of top collegiate and professional sports teams as well as well known, highly visible cartoon characters in a variety of sport, action and lifestyle themes. The Company's products, which include embellished tee shirts, sweatshirts, denim shirts, hats, jean jackets and shorts, are sold to some of the finest retailers, mass merchandisers, catalog distributors and corporations throughout the United States.


SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the financial statements, related notes and other financial information included herein.

INCOME STATEMENT DATA
(in thousands, except per share data)
                                                                Year Ended March 31,
                                           1996        1995       1994        1993       1992        1991
                                         ---------- ----------- ----------  ---------- ----------  ----------
Net Sales                                 $ 28,719   $ 33,588    $ 30,807    $ 18,543   $ 21,847    $ 13,793
Cost of Sales                               23,788     26,824      22,666      14,968     17,249      10,101
Selling and Administrative Expenses          5,833      6,494       6,481       3,599      3,245       2,520
Net Income (Loss)                           (1,062)      (159)        806        (231)       670         593

Earnings (Loss) Per Common Share          $  (0.35)  $  (0.05)   $   0.27    $  (0.09)  $   0.26    $   0.24
Weighted Average Common and Common
     Equivalent Shares Outstanding           3,071      3,043       3,035       2,474      2,615       2,521

BALANCE SHEET DATA
(in thousands)
                                                                  As of March 31,B7
                                           1996        1995       1994        1993       1992        1991
                                         ---------- ----------- ----------  ---------- ----------  ----------

 Working Capital                          $   1,636  $  2,843    $  3,059    $  1,609   $  1,570    $  1,013
 Total Assets                                13,356    13,873       9,004       6,682      5,656       3,378

 Note Payable - Bank                      $   5,637  $  6,014    $  2,198    $  2,622   $  2,024    $    464
 Long Term Obligations                           62       154         230         293        310         235
 Shareholders' Equity                         2,768     3,819       3,761       2,149      2,055       1,385




TO OUR SHAREHOLDERS

     For Garment Graphics Fiscal 1996 was a period of transition and a basis for some optimism about Fiscal 1997. First half results were buffeted by lingering industry weakness caused by a soft retail apparel market coupled with the slowdown in licensed athletic apparel. Significant capacity was removed from the market due to competitors' downsizing, consolidating or closing their doors. Garment Graphics survived, in spite of external challenges and internal issues which impacted the Company throughout the year.

     Although our strategy for expanding Garment Graphics' customer base and improving our internal systems began to take shape in Fiscal 1996, it was a difficult and disappointing year. Total sales dropped 15 percent to $28.7 million against the backdrop of the worst pricing environment in industry history. Even though costs were trimmed, in part by reducing overhead and lowering inventories significantly, we still reported a net loss of $1,062,418.

     That is totally unacceptable. Yet, as difficult as Fiscal 1996 was from a financial standpoint, we believe we laid the groundwork for making Garment Graphics a long-term winner. An important accomplishment was the completion of the most extensive strategic analysis and business planning in the Company's history. This analysis identified Garment Graphics' competitive strengths, which will allow us to focus on those areas where we could bring to bear the greatest competitive advantage. We are building on Garment Graphics' strengths in creative art utilizing our stable of desirable licenses, capitalizing on production efficiencies and targeting new departments and new customers.

     The new computer system installation was finally completed, allowing for improved information flow, inventory control and efficient management of day-to-day operations. This new system also provides more options to communicate with constituents via EDI (electronic data interchange). The art department has also been upgraded with additional computer equipment and training. As a result, we can be increasingly responsive to our customers and operate more cost effectively.

     Seasonal employees have been engaged, providing a stable yet flexible work force rather than strictly utilizing temporaries as we have in the past for the peaks throughout the year. This has had a dramatic positive impact on labor costs and quality.

     Inventory levels were slashed, negatively impacting margins; but this also eliminated much of the carrying costs and allows for better inventory management going forward. Our Quality Assurance team has set high standards for incoming and outgoing product and institutes regular testing to assure compliance.

     Meaningful top-line sales growth will be the key to winning for the long-term. That means broadening our customer base, particularly in the retail and corporate and premium markets, and stepping up our sales and marketing efforts while selectively offering meaningful licenses to our customers.

     In 1996, we entered into a licensing agreement to represent the National Football League (NFL) in the women's market working with Cliff Engle, Ltd. This license provides Garment Graphics yet another opportunity to offer its customers professional sports and major cartoon characters (Looney Tunes, Snoopy and the Peanuts Gang, Garfield), along with a full complement of collegiate and non-royalty proprietary lines.

     Improving the bottom line and shareholder value will require attention to detail and renewed health in the retail markets. The consolidation of our facilities under one roof by year end will eliminate duplication, lower overhead and generally improve operating efficiencies. The retail environment will be an ongoing concern, although we have already seen some recovery, as indicated by our fourth quarter results. Our backlog is strong.

     We appreciate the support, concerns and patience of all our shareholders as we pursue our strategy --- to serve our customers with innovative first quality products delivered on time, while improving our competitiveness and developing our employees' skills. Most importantly, we have survived in the wake of the toughest times in the retail industry and utilized this time to revamp our internal controls and procedures. In the midst of this recovery, a new two year bank line was secured in April 1996, providing us with added liquidity to adjust to our operating environment. We are emerging a much stronger company, leaner, more flexible and ready to aggressively capitalize on market opportunities.




/s/ R. Neil Hamlin                        /s/ Barbara S. Remley
R. Neil Hamlin                                     Barbara S. Remley
Chairman                                  President and Chief Operating Officer
Chief Executive Officer

June 6, 1996

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Results of Operations

     The following table sets forth, for the periods indicated, the percentage relationship to net sales of certain items in the Company's statements of operations:

                                              Fiscal Year Ended March 31,
                                           1996            1995          1994
                                      ------------    ------------   -----------
Net Sales                                100.0 %        100.0 %         100.0 %
Cost of Sales                             82.8           79.9            73.6
                                      ------------    ------------   -----------
Gross Profit                              17.2           20.1            26.4
Selling and Administrative expenses       20.3           19.3            21.0
                                      ------------    ------------   -----------
Income (Loss) from Operations             (3.1 )          0.8             5.4
Interest Expense                           2.7            1.5             1.2
                                      ------------    ------------   -----------
Income (Loss) Before Income Taxes         (5.8 )         (0.7 )           4.2
Income Tax Expense (Benefit)              (2.1 )         (0.2 )           1.6
                                      ============    ============   ===========
Net Income (Loss)                         (3.7 )%        (0.5 )%          2.6 %
                                      ============    ============   ===========

Fiscal 1996 Compared To Fiscal 1995

Net Sales

     Net sales for the fiscal year ended March 31, 1996, decreased 14.5% to $28,719,367 from $33,588,232 for the fiscal year ended March 31, 1995. The decrease in sales was the result of a 24.5% reduction in sales during the first nine months of the year. Sales for the fourth quarter actually increased 39.2% over the fourth quarter of the prior year. The decrease resulted from soft retail, a sales mix change and the elimination of dual royalty sales for characters in conjunction with the `Major League Baseball Association' and the `National Football League'. Soft retail and a transition to basic product has resulted in a significant decrease in the per unit sell price as margins tightened and customers ordered more tee shirts and less fleece. During the first nine months of the year, while sales dollars decreased significantly, units shipped decreased only 1.5%. The Company has since offset the dollar decreases by the sales of generic character product, as demonstrated by fourth quarter volume increases. The Company's character licensed product offerings include `Looney Tunes', `Peanuts' and `Garfield'.

Gross Profit

     Gross profit decreased to $4,930,874, or 17.2% of net sales, in Fiscal 1996 compared to $6,764,017, or 20.1% of net sales, for the comparable period in Fiscal 1995. The decrease in gross profit resulted from tighter pricing due to a highly competitive marketplace and the need to accept tighter margins to reduce excess inventory balances. Inventory balances were reduced from a high of approximately $9,500,000 as of June 1995 to $6,097,402 as of March 31, 1996. The excess inventory in fiscal 1995 was due to three factors. First, during fiscal 1995, the Company anticipated an increase in sales in fiscal 1996, and thus, increased inventory levels. However, rather than increasing, sales decreased in fiscal 1996 leaving higher than planned inventory levels. Second, during fiscal 1995, the Company had certain computer problems which resulted in making excess inventory purchases. Although the excess purchases were in basic products such as T-shirts and fleece, the Company was not able to use such excess products as had been anticipated because of the lower than expected demand for back-to-school fleece sales resulting from the unusually warm late summer and early fall. Finally, the Company had an excess inventory level of baseball shirts due primarily to the baseball strike. The sales mix shift to lower unit sell prices reduced the Company's margins, especially during the quarters ended June 30th and September 30th, which have historically been the Company's most profitable. Gross margins improved to 23.6% during the Company's fourth quarter due to lower raw material costs as a percentage of net sales.

Selling and Administrative Expenses

     Selling and administrative costs decreased in dollars to $5,833,148 for Fiscal 1996 compared to $6,494,123 for the comparable period in Fiscal 1995. However, selling and administrative costs as a percent of net sales increased during this same period to 20.3% from 19.3% of net sales the prior year. Sales decreased, while related percentages increased, primarily due to the Company's lower sales volume. During the year, the Company cut overhead expenses. As a result of these cuts, the administrative and fixed portion of selling expenses decreased in dollars and as a percentage of net sales in comparison to the prior year.

Interest Expense

     Interest expense increased by $260,950 for the fiscal year ended March 31, 1996, to $760,718 from $499,768 for fiscal 1995. This increase was due to: i) higher outstanding loan balances in fiscal 1996 (average outstanding borrowings of $6,468,925) compared to fiscal 1995 (average outstanding borrowings of $4,897,538) which were related to higher asset levels during fiscal 1996, ii) higher interest rates on outstanding loans (average rate of 10.56% for fiscal 1996 compared to an average rate of 9.22% for fiscal 1995), which high rates were triggered by the Company's failure to comply with certain loan covenants regarding Working Capital, Adjusted Tangible Net Worth, and ratio of Total Liabilities to Tangible Net Worth, and iii) the payment of approximately $33,000 in fees to the Company's lenders as consideration for waivers of certain loan covenants as described above. Increased borrowings were used to fund the increase in inventories and operating losses.

Net (Loss) Income

     Net loss increased $903,494 to a net loss of $1,062,418 for Fiscal 1996, from a net loss of $158,924 for Fiscal 1995. The increased loss is mainly due to soft retail apparel markets requiring reduced prices during the period when the Company needed to reduce outstanding inventory balances and unfavorable product mix to lower priced product.

Fiscal 1995 Compared To Fiscal 1994

Net Sales

     Net sales for the fiscal year ended March 31, 1995, increased 9.0% to $33.6 million from $30.8 million for the fiscal year ended March 31, 1994. The increase resulted primarily from new customer accounts and an expanded product base, including new licensed product offerings. New customer accounts are largely with large national retailers. The Company's licensed product offerings now include `Looney Tunes', `Peanuts', `Garfield', `Outdoor Life', collegiate and cross license agreements (i.e., a character in conjunction with a collegiate or professional sports team) with the `Major League Baseball Association,' the `National Football League' and select colleges.

Gross Profit

     Gross profit decreased to $6.8 million, or 20.1% of net sales for Fiscal 1995 compared to $8.1 million, or 26.4% of net sales for the comparable period in Fiscal 1994. The decrease in gross profit resulted from tighter pricing due to a highly competitive marketplace, operating inefficiencies and a $300,000 inventory adjustment.

     Increased competition precipitated by the Major League Baseball and National Hockey League strikes created additional margin pressure. This was exasperated by a sluggish retail environment and rising material costs due to a cotton shortage. Blank garment quality issues impacted the timely flow of goods and created scheduling problems requiring overtime and the use of more temporary employees to meet shipping deadlines. The evolving changes in product mix required the use of more contract printers and embroiderers. While we expect adjusting to product mix changes and competitive challenges to continue in the upcoming year, significantly improved product quality control systems should result in better flow of goods and improved production scheduling.

     During the year, the Company outgrew its computer system before the new system was fully functional. As a result, hardware and software problems negatively impacted production efficiencies and inventory balances. A new highly efficient computer system is being installed, with Phase I already completed, which is significantly increasing controls over inventory management.

Selling and Administrative Expenses

     Selling and administrative expenses remained consistent with the prior year at $6.5 million. Selling and administrative expenses decreased as a percentage of sales to 19.3% for the year ended March 31, 1995 from 21.0% for the comparable prior year. The lower percentage in selling and administrative expenses resulted from lower commission expense from the sale of products to a few large retail accounts through the Company's internal sales force which were historically sold through an external commissioned sales force. This decrease was offset by an increase in royalty and computer expenses. More royalties were paid due to increased sales of licensed product. The higher level of computer expenses were incurred to help support the existing system as the Company converted to a new computer system.

Interest Expense

     Interest expense increased by $136 thousand for the fiscal year ended March 31, 1995, to $500 thousand from $364 thousand for Fiscal 1994. Average outstanding borrowings and the accompanying rates increased during 1995 as compared to 1994. The increased borrowings were used to fund the increase in accounts receivable and inventories.

Net (Loss) Income

     Net income decreased $965 thousand to a net loss of $159 thousand for Fiscal 1995, from $806 thousand for Fiscal 1994. The decrease is due mainly to operating inefficiencies and an unfavorable shift in product and customer mix which resulted in sales of lower margin products as discussed in gross profit.

Liquidity and Capital Resources

     Working capital at March 31, 1996 decreased $1,207,380 from the prior year. Working capital was required in 1996 to fund the losses incurred by the Company. Current assets decreased $582,756 to $12,160,527 as of March 31, 1996, from $12,743,283 as of March 31, 1995. The decrease relates to a $2,556,872 decrease in inventories which was offset by a $1,913,538 increase in receivables. Current liabilities increased by $624,624 to $10,524,953 as of March 31, 1996, from $9,900,329 as of March 31, 1995. The increase relates to a $648,644 increase in accounts payable.

     The Company maintains substantial blank garment inventory to be able to deliver products promptly to its customers. Historically higher inventories at this time of year were attributable to a planned build-up in anticipation of increased sales in the first and second quarters; however, this year efforts during the past year to reduce inventory balances resulted in a lower balance as of March 31, 1996. The increase in receivables relates to higher sales levels for the months of February and March and longer dating requirements by new customers.

     Net cash provided by operating activities for the year ended March 31, 1996, was $623,023. The net loss of $1,062,418 and a $1,913,538 increase in trade receivables were the primary uses of funds in 1996. These items were offset by a $2,556,872 lower inventory level and a $1,006,354 increase in accounts payable and accrued expenses.

     Net cash used in investing activities was $234,000, primarily from a purchase of an intangible asset. Net cash used in financing activities was $539,846 and relates to payments made on long-term borrowings and on the bank note.

     The Company satisfied its working capital needs with short term borrowings and internally generated funds. At March 31, 1996 and 1995, there were $5,637,020 and $6,014,000, respectively, in notes payable-bank. Effective April 15, 1996, the Company refinanced the revolving credit facility. The prior facility and the new facility both provide for a maximum borrowing limit of $9,000,000. This limit is based on eligible accounts receivable and inventory levels, with a maximum level of $4,000,000 on inventory. Under the new facility the interest rate floats with changes in the bank's base rate, plus one percent in excess of that rate. At March 31, 1996, the Company had available approximately $488,000 based on its defined borrowing base. Certain financial covenants relating to current ratio, working capital, net worth, and debt-to-equity ratio are required. The bank note is secured by receivables and inventory.

     Capital expenditures for Fiscal 1996 were $34,000 versus $244,855 for Fiscal 1995. The Fiscal 1996 and 1995 amounts consisted primarily of production and computer equipment. The Company is not capital intensive; however, appropriate expenditures for necessary equipment and property to efficiently produce high quality product are made when necessary.

     On August 2, 1994, the Company issued 60,000 shares of common stock in exchange for all the outstanding common stock of Signet. The Company has agreed to pay the difference in cash between the market price of the Company's common stock and $3.375 if the market price should be less than $3.375 on December 31, 1996. Under the agreement, market price is defined as the average between the bid and ask prices of the Company's common stock. Assuming the market price, as defined, is $0.75 per share on December 31, 1996, the Company would be required to make a payment of $157,500 by January 15, 1997. The Company is currently exploring alternatives to fund this payment or negotiate a payment plan. There is no assurance that such efforts will be successful.

     The Company believes that its borrowings under existing credit facilities and internally generated funds will be adequate for its liquidity and capital needs at least through Fiscal 1997 based on current sales and margins. Should sales levels grow significantly, the Company will require additional vendor support and/or funds generated external of operations. Additional debt or capital may be required to meet increased operational levels and there is no assurance that such capital will be available.

Inflation

     The Company believes the impact of inflation has had a negligible impact on the Fiscal 1996 financial performance of Garment. It is anticipated that inflation will have no material impact on Fiscal 1997 financial results.

Recent Accounting Pronouncements

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which establishes new standards for stock-based employee compensation plans. The statement establishes a fair-value-based method of accounting for stock-based compensation plans and encourages, but does not require, entities to adopt that method in place of APB Opinion No. 25, Accounting for Stock Issued to Employees. Entities that elect to continue under Opinion No. 25 must disclose pro forma net income and earnings per share for all years presented as if Statement No. 123 had been adopted.

     The Company does not intend to adopt Statement No. 123 in measuring expense, however it will present the proforma disclosures beginning in Fiscal 1997, and those pro forma amounts will likely reflect higher compensation expense than the amounts shown in future statements of operations.

     Statement of Financial Accounting Standards No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of is not expected to have a material effect on the financial position of the Company.

CONSOLIDATED BALANCE SHEETS

                                                                    March 31,            March 31,
                                                                      1996                  1995
                                                                    ---------            ---------
ASSETS
Current Assets
    Cash                                                      $        20,301          $    171,124
    Receivables:
        Trade, less allowances, 1996-$365,024 and
           1995-$369,982  (Notes 2 and 4)                           4,682,398             2,768,860
        Income tax                                                    507,052               281,743
    Inventories (Note 2)                                            6,097,402             8,654,274
    Prepaid expenses                                                  338,374               402,282
    Deferred tax assets  (Note 5)                                     515,000               465,000
                                                                 ------------          ------------
                  Total current assets                             12,160,527            12,743,283
                                                                 ------------          ------------

Property and Equipment, at cost (Note 3)
    Equipment and furniture                                         1,813,171             1,703,832
    Leasehold improvements                                            143,451               142,753
                                                                 ------------          ------------
                                                                    1,956,622             1,846,585

    Accumulated depreciation                                       (1,159,079)             (938,074)
                                                                 ------------          ------------
                  Net property and equipment                          797,543               908,511
                                                                 ------------          ------------

NonCurrent Assets
    Intangibles                                                       377,187               197,437
    Other                                                              20,426                23,847
                                                                 ------------          ------------
                  Total noncurrent assets                             397,613               221,284
                                                                 ------------          -------------
                  Total assets                                   $ 13,355,683          $ 13,873,078
                                                                 ============          ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
    Note payable -- bank (Note 2)                               $   5,637,020          $  6,014,000
    Current portion -- long term debt (Note 3)                        188,580               181,837
    Accounts payable                                                3,449,472             2,800,828
    Accrued expenses
        Compensation                                                  169,577               241,455
        Royalties                                                     679,754               248,169
        Other                                                         400,550               414,040
                                                                 ------------          ------------
                   Total current liabilities                       10,524,953             9,900,329
                                                                 ------------          ------------
Long Term Debt, less current maturities (Note 3)                       62,267               153,525
                                                                 ------------          ------------

Commitments and Contingencies (Notes 2 and 3)

Shareholders' Equity (Notes 6 and 8)
    Preferred stock, par value $ .01  per share;
        authorized 1,000,000 shares; no shares issued                       -                     -
    Common stock, par value $ .001 per share;
        authorized 50,000,000 shares; issued 3,075,186 and
        3,066,407 shares                                                3,075                 3,066
    Additional paid - in capital                                    1,700,155             1,688,507
    Retained earnings                                               1,065,233             2,127,651
                                                                 ------------          ------------
                   Total shareholders' equity                       2,768,463             3,819,224
                                                                 ------------          ------------
                   Total liabilities and shareholders' equity    $ 13,355,683          $ 13,873,078
                                                                 ============          ============

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                      Years ended March 31,
                                                              1996              1995              1994
                                                              ----              ----              ----
Net Sales (Note 4)                                        $ 28,719,367     $ 33,588,232      $ 30,807,563

Cost of Sales                                               23,788,493       26,824,215        22,665,773
                                                          ------------     ------------      ------------

     Gross profit                                            4,930,874        6,764,017         8,141,790

Selling and Administrative Expenses                          5,833,148        6,494,173         6,480,600
                                                          ------------     ------------      ------------

     Income (loss) from operations                            (902,274)         269,844         1,661,190

Miscellaneous Expense                                            9,426                -             1,684
Interest Expense                                               760,718          499,768           363,952
                                                          ------------     ------------      ------------

     Income (loss) before income taxes                      (1,672,418)        (229,924)        1,295,554
                                                          ------------     ------------      ------------

Income Tax Expense (Benefit) (Note 5)                         (610,000)         (71,000)          490,000
                                                          ============     ============      ============

     Net income (loss)                                    $ (1,062,418)    $   (158,924)     $    805,554
                                                          ============     ============      ============

Earnings (Loss) Per Common Share                          $      (0.35)    $     (0.05)      $       0.27
                                                          ============     ============      ============
Weighted Average Common and Common
     Equivalent Shares Outstanding                           3,071,430        3,042,618         3,035,407
                                                          ============     ============      ============

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


Years ended March 31, 1996, 1995 and 1994

                                              Common Stock                Additional
                                     --------------------------------     Paid - In        Retained
                                          Shares          Amount           Capital         Earnings          Total
                                          ------          ------           -------         --------          -----
Balance, March 31, 1993                  2,385,024     $     2,385      $   665,644      $ 1,481,021     $ 2,149,050

     Issuance of common stock
        (Note 8)                           605,147             605          773,630                -         774,235

     Issuance of common stock
        upon exercise of Class B
        Warrants (Note 8)                   10,748              11           32,233                -          32,244

     Net income                                  -               -                -          805,554         805,554
                                       -----------     -----------      -----------      -----------     -----------
Balance, March 31, 1994                  3,000,919     $     3,001      $ 1,471,507      $ 2,286,575     $ 3,761,083

     Issuance of common stock for
        acquisition of Signet, Inc.
        (Note 8)                            60,000              60          202,440                -         202,500

     Issuance of common stock for
        employee stock purchase
        plan (Note 7)                        5,488               5           14,560                -          14,565

     Net loss                                    -               -                -         (158,924)       (158,924)
                                       -----------    ------------      -----------         --------        --------
Balance, March 31, 1995                  3,066,407     $     3,066      $ 1,688,507      $ 2,127,651     $ 3,819,224

     Issuance of common stock for
        employee stock purchase
        plan (Note 7)                        8,779               9           11,648                -          11,657

     Net loss                                    -               -                -       (1,062,418)     (1,062,418)
                                       -----------     -----------      -----------       ----------      ----------
Balance, March 31, 1996                $ 3,075,186     $     3,075      $ 1,700,155      $ 1,065,233     $ 2,768,463
                                       ===========     ===========      ===========      ===========     ===========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOW


Years ended March 31,                                                      1996           1995           1994
---------------------                                                      ----           ----           ----
Cash Flows From Operating Activities
     Net income (loss)                                                 $ (1,062,418)   $  (158,924)  $   805,554
     Adjustments to reconcile net income (loss) to cash
         provided by (used in) operating activities:
         Depreciation and amortization                                      241,255        266,174       208,870
         Loss on sale of property and equipment                               9,501              -         1,684
         Deferred income taxes                                              (50,000)      (137,000)     (103,000)
     Changes in certain assets and liabilities:
         Trade receivables                                               (1,913,538)      (228,418)   (1,292,129)
         Inventories                                                      2,556,872     (3,691,323)     (901,396)
         Prepaid expenses and other assets                                   60,306       (266,913)      (17,013)
         Accounts payable and accrued expenses                            1,006,354      1,217,820     1,026,965
         Income taxes receivable/payable                                   (225,309)      (406,308)      237,751
                                                                       ------------    -----------   -----------
             Net cash provided by (used in) operating activities            623,023     (3,404,892)      (32,714)
                                                                       ------------    -----------   -----------

Cash Flows From Investing Activities
     Acquisition of property and equipment                                  (34,000)      (244,855)     (317,356)
     Proceeds on sale of property and equipment                                   -              -         8,553
     Purchase of intangible asset                                          (200,000)             -             -
                                                                       ------------    -----------   -----------
             Net cash used in investing activities                         (234,000)      (244,855)     (308,803)
                                                                       ------------    -----------   -----------
Cash Flows From Financing Activities
     Issuance of common stock                                                     -              -       806,479
     Principal payments on long-term borrowings                            (162,866)      (214,373)     (143,868)
     Proceeds from long-term borrowings                                           -        110,000       126,000
     Net borrowings (payments) on bank note                                (376,980)     3,816,000      (423,762)
                                                                       ------------    -----------   -----------
         Net cash provided by (used in) financing activities               (539,846)     3,711,627       364,849
                                                                       ------------    -----------   -----------
                    Increase (decrease) in cash                            (150,823)        61,880        23,332

Cash
     Beginning                                                              171,124        109,244        85,912
                                                                       ------------    -----------   -----------
     Ending                                                            $     20,301    $   171,124   $   109,244
                                                                       ============    ===========   ===========

Supplemental disclosures of cash flow information
   Cash paid (refunded) during the year for:
         Interest                                                      $    748,374    $   469,809   $   356,268
         Income taxes                                                      (334,694)       472,308       355,249
Supplemental schedule of noncash investing and
   financing activities
         Capital lease obligations                                           78,351         20,585             -
         Issuance of shares for acquisition of Signet                             -        202,500             -
         Issuance of shares for employee stock purchase plan                 11,656         14,565             -

See Notes to Consolidated Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Garment Graphics, Inc. is a supplier of decorated sportswear serving individual, corporate, retail and catalog customers on a national basis.

Credit Policy. The Company grants trade credit based on credit terms established by the Company's management and consistent with industry standards.

Revenue Recognition Policy. Sales of the Company's product are recognized at the point of shipment.

Inventories. Inventories are valued at the lower of cost (first-in, first-out method) or market. Inventory consists almost entirely of raw materials.

Consolidation Policy. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Signet, Inc. Significant intercompany transactions are eliminated in consolidation.

Fair value of financial instruments. At March 31, 1996, the Company adopted the FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments. The fair value of the Company's notes payable-bank and long-term debt is estimated based on interest rates for the same or similar debt offered to the Company having the same or similar terms with similar collateral requirements. The cost recorded approximates fair market value at March 31, 1996.

Depreciation and Amortization. Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method based on the estimated useful lives of individual assets over the following periods:

                   Equipment and furniture          3-7 years
                   Leasehold improvements           7 years
                   Intangibles                      10 years

     Accumulated amortization resulting from intangible assets is $25,313 and $5,063 at March 31, 1996 and 1995, respectively. The Company reviews its intangibles quarterly to determine potential impairment by comparing the carrying value of the intangibles with expected future net cash flows provided by operating activities of the business. Should the sum of the expected future net cash flows be less than the carrying value, the Company would determine whether an impairment loss should be recognized. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the business. Fair value will be determined based on appraised market value. To date, management has determined that no impairment of intangibles exists.

     Depreciation expense includes amortization of assets recorded as capital leases.

Intangibles. Intangible assets include the excess of cost over net book value relating to the Signet, Inc. acquisition in fiscal 1995 and cash payments relating to an operating agreement for certain product licenses through March 31, 2000.

Royalties. Royalties are accrued when the related licensed garments are shipped. Additionally, the Company periodically reviews its royalty agreements which contain guaranteed minimum payments and accrues the amount of the guaranteed minimum royalties not expected to be met by sales of the licensed product.

Income Taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Share. Earnings per share of common stock are computed by dividing net income (loss) by the weighted average number of shares of common stock and common stock equivalents (stock options/warrants) outstanding during each period in which they have a dilutive effect.

Recently Issued Accounting Standard. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which establishes new standards for stock-based employee compensation plans. The statement establishes a fair-value-based method of accounting for stock-based compensation plans and encourages, but does not require, entities to adopt that method in place of APB Opinion No. 25, Accounting for Stock Issued to Employees. Entities that elect to continue under Opinion No. 25 must disclose pro forma net income and earnings per share for all years presented as if Statement No. 123 had been adopted.

     The Company does not intend to adopt Statement No. 123 in measuring expense, however it will present the proforma disclosures beginning in Fiscal 1997, and those pro forma amounts will likely reflect higher compensation expense than the amounts shown in future statements of operations.

NOTE 2 - NOTE PAYABLE - BANK

     Note Payable - Bank, in the amount of $5,637,020 and $6,014,000 represents the balance owed at March 31, 1996 and 1995, respectively, on a revolving credit facility with the maximum principal amount of $9,000,000. The maximum borrowing base is computed on eligible accounts receivable and inventory levels with the inventory level limited to $4,000,000. The principal is due on demand and the interest rate floats at one percent in excess of the bank's base rate (9.25 % at March 31, 1996). The note was paid in full in connection with the agreement described below.

     Effective April 12, 1996, the Company entered into a two-year agreement with Heller Financial, Inc. (Heller) for the purpose of refinancing existing bank debt and to provide additional working capital and credit protection against customer bankruptcies in the retail industry through a credit and receivable factoring program.

     Under the terms of the agreement, Heller will provide the Company with up to $9,000,000 via a Credit Facility. The facility provides for advances on receivables of up to 85%, loans against eligible inventory of up to 55%, a letter of credit facility of up to $1,000,000 and a 120 day $500,000 overadvance facility through August 1, 1996, secured by income taxes receivable. Within the Credit Facility, the loans against inventory will have a limit of up to $4,000,000. The interest rate on the Credit Facility will be at the National Bank Reference Rate or "Prime Rate" plus one percent per annum. The prime rate at April 12, 1996, was 8.25%. The Company must meet certain financial covenants relating to current ratio, working capital, net worth and debt to equity ratio. In addition, the Company is restricted on paying dividends and would be required to pay a termination fee if the Company were to cancel the agreement prior to the expiration of the agreement.

     As part of the Credit Facility, Heller will provide its credit and collection administration services for a fee and agree to purchase substantially all of the Company's trade accounts receivable. Heller will assume the bad debt credit risk on approved accounts.

NOTE 3 - LONG TERM DEBT AND LEASES

     Long term debt at March 31 consisted of the following:

                                                     1996            1995
                                                   ---------       ----------
Note payable due in monthly installments of
     $6,000 through August 1997, secured by
     equipment.  Interest rate floats at 3/4%
     above the prime rate.                      $   107,000     $    179,000


Capitalized leases payable in 36-60 monthly
     installments to 1997, including interest.
     Secured by property and equipment.             143,454          151,436
Other                                                   393            4,926
                                                   ---------       ----------
                                                    250,847          335,362
Less current maturities                             188,580          181,837
                                                   ---------       ----------
                                                $    62,267     $    153,525
                                                   =========       ==========

     Scheduled maturities of long term debt at March 31, 1996, including capital lease obligations, are as follows: 1997-$188,580; 1998-$26,992; 1999-$20,679;
and 2000-$14,596.

     The Company is the lessee of certain property and equipment under capital leases expiring in various years through 2000. The Company also leases facilities and equipment under operating leases. The facility leases are non-cancelable leases expiring in January 1997, with an option to renew at the end of the lease term.

     Future minimum lease payments and non-cancelable lease payments for capital and operating leases at March 31, 1996, are as follows:


                                          Capital              Operating
                                        ------------         -------------
Years ending March 31:
      1997                              $    89,728          $    364,819
      1998                                   30,294                    -
      1999                                   22,462                    -
      2000                                   14,974                   -
                                        -----------           ------------
                                        $   157,458          $     364,819
                                                              ============
Less amount representing interest            14,004
                                        -----------
Present value of minimum capital
     lease payments                     $   143,454
                                        ===========

      The total gross value of assets recorded under capital leases was $749,091 and $677,763 at March 31, 1996 and 1995, respectively, with related accumulated amortization of $518,639 and $418,222, respectively.

     Rent expense for the years ended March 31, 1996, 1995 and 1994 was $457,711, $475,983, and $375,340, respectively.

NOTE 4 - MAJOR CUSTOMER INFORMATION

     The Company's operations are conducted within one business segment. The following table sets forth, for the period indicated, the net recurring sales and accounts receivable with each customer of the Company whose sales represented in excess of 10% of the Company's revenues.

                                                            Total percentage
                                  Percentage of gross      of gross sales for
                                sales for each customer    the three customers
                                -----------------------    -------------------
For the year ended December 31,
             1996                  17%, 10%, and 6%                33%
             1995                  14%, 13%, and 15%               43%
             1994                  21%, 22%, and 0%                43%


      Accounts receivable related to these customers is 32% and 30% of total accounts receivable as of March 31, 1996 and 1995, respectively.

NOTE 5 - INCOME TAXES

     Net deferred tax assets consist of the following components as of March 31, 1996 and 1995:

   Deferred tax assets                             1996           1995
                                                 ---------      ---------
     Receivable allowances                     $  140,000     $  142,000
     Inventory allowances                         245,000        291,000
     Nondeductible accruals for compensation       25,000         53,000
     Loss carryforwards                           137,000              -
                                                ---------      ---------
           Deferred tax asset                  $  547,000     $  486,000
                                                ---------      ---------

   Deferred tax liabilities
     Prepaid royalties                          $  10,000     $        -
     Property and equipment                        22,000         21,000
                                                 --------      ---------
        Deferred tax liability                  $  32,000     $   21,000
                                                 --------      ---------
   Net deferred tax asset                       $ 515,000     $  465,000
                                                 ========      =========

     No valuation allowance for the net deferred tax asset was necessary at March 31, 1996 or 1995. At March 31, 1996, the Company had net operating loss carryforwards totaling $240,000 and $924,000 for federal and state taxes, respectively, which will expire in 2011.

      The following summarizes the components of the income tax (benefit) expense:

                                               1996         1995         1994
                                               ----         ----         ----
   Currently payable (receivable)
          - Federal                        $ (565,000)   $  50,000   $  518,154
          - State                               5,000       16,000       74,846

   Deferred income taxes                      (50,000)    (137,000)    (103,000)
                                           ----------    ---------    ---------
   Provision (benefit) for income taxes    $ (610,000)   $ (71,000)   $ 490,000
                                           ----------    ---------    ---------


     A reconciliation of the statutory income tax (benefit) rate to the effective tax rate appears below:

                                               1996         1995         1994
                                               ----         ----         ----

   Statutory U.S. rate                         (34.0)%      (34.0)%      34.0%
   State income taxes, net of federal benefit   (3.5)%          -         3.2
   Other                                         1.0%         3.1         0.6
                                               -----         ----        ----
    Effective tax rate                          (36.5)%       (30.9)%     37.8%
                                               -----         -----       ----

NOTE 6 - SHAREHOLDERS' EQUITY

     In November 1992, the Board of Directors adopted the Garment Graphics, Inc. 1992 Stock Option Plan (the "1992 Plan") which provides for the granting of options for 350,000 shares of the Company's common stock. In May 1994, the Board of Directors increased the options available under the Plan to 450,000 shares which was approved by the shareholders at the Annual Meeting in August, 1994. Under the 1992 Plan, options are granted at prices determined by the Board of Directors but not less than 100 percent of the fair market value at the date of the grant. The options may be either incentive stock options or non qualified options. The stock options are exercisable over a period determined by the Board of Directors, but no longer than ten years after the date they are granted. At March 31, 1996, 20,000 options were available for the granting of additional options. In June 1995, the Company granted 263,000 options to employees which are exercisable at $1.50 - $1.65, and canceled 65,000 options which were exercisable at $3.063 - $3.13 per share.

     The Company previously reserved 350,000 shares of common stock for issuance under an incentive stock option plan established in 1990 (the "1990 Plan"). All options available under the 1990 Plan have been granted.

     Common stock shares issued upon exercise of any of the stock options are classified as restricted securities unless registered pursuant to the Securities Act of 1933 as amended.

     Information with respect to the stock options are summarized as follows:

                               Incentive Stock Options     Non-Qualified Options
                               --------------------------  ---------------------
                                  Shares     Price Range     Shares  Price Range
                               -----------  -------------  --------- -----------
Outstanding at March 31, 1993     103,400   $1.625 - $4.00        -         -
     Granted                      129,000        3.75        36,000     $3.06
     Canceled                    (10,000)        2.38             -         -
                                 --------                   -------
Outstanding at March 31, 1994     222,400    1.625 - 4.00    36,000      3.06
     Granted                       51,000   2.875 - 3.125         -         -
     Canceled                     (9,000)        3.75             -         -
                                 --------                   -------
Outstanding at March 31, 1995     264,400    1.625 - 4.00    36,000      3.06
     Granted                      263,000    1.50 - 1.65          -         -
     Canceled                    (65,000)   3.063 - 3.13          -         -
                                 --------                   -------
Outstanding at March 31, 1996     462,400   $1.50 - $4.00    36,000     $3.06
                                 ========                   =======

     Options to purchase 220,400, 139,400 and 63,400 shares were exercisable at March 31, 1996, 1995, and 1994, respectively.


NOTE 7 - EMPLOYEE BENEFIT PLANS

401(k) Plan
     The Company has a plan pursuant to Section 401(k) of the Internal Revenue Code, whereby participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. The plan provides for a matching contribution by the Company which amounted to approximately $20,000, $15,000, and $13,000 in Fiscal 1996, 1995, and 1994, respectively.

Profit Sharing Plan
     The Company also has a profit sharing plan that distributes earnings based on the Company meeting certain financial objectives which amounted to approximately $0, $13,000, and $148,000 in Fiscal 1996, 1995, and 1994,
respectively. The Plan is approved by the Board on an annual basis.

Stock Purchase Plan
     The Company has a stock purchase plan that allows participating employees to purchase, through payroll deductions, shares of the Company's common stock at 85% of the fair market value at specified dates. The stock purchase plan expires on October 1, 1998. The Company reserved 150,000 shares of common stock for the stock purchase plan. At March 31, 1996, there were 135,733 shares available for purchase under the plan.

NOTE 8 - ISSUANCE OF STOCK

     In May 1993, the Company merged with National Acquisition Corp. ("National"). National was a company formed for use as a vehicle to raise capital to invest in a business determined to have long-term growth and profit potential. The Company accounted for the merger as an issuance of stock since National did not have any previous operations.

      In connection with the merger and through subsequent action by the Company, the Company issued 182,213 class A common stock purchase warrants and 302,579 class B common stock purchase warrants exercisable at $6.00 and $3.00, respectively, expiring May 1998 and May 1997, respectively. During 1994, 10,748 class B common stock purchase warrants were exercised.

      On August 2, 1994, the Company issued 60,000 shares of common stock in exchange for all the outstanding common stock of Signet. The Company has agreed to pay the difference in cash between the market price of the Company's common stock and $3.375 if the market price should be less than $3.375 on December 31, 1996. Under the agreement, market price is defined as the average between the bid and ask prices of the Company's common stock. Assuming the market price, as defined, is $0.75 per share on December 31, 1996, the Company would be required to make a payment of $157,500 by January 15, 1997. The Company is currently exploring alternatives to fund this payment or negotiate a payment plan. There is no assurance that such efforts will be successful.

INDEPENDENT AUDITOR'S REPORT


To the Shareholders and Board of Directors
Garment Graphics, Inc.


We have audited the accompanying consolidated balance sheets of Garment Graphics, Inc. and subsidiary as of March 31, 1996 and 1995 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Garment Graphics, Inc. and subsidiary as of March 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.



McGladrey & Pullen, LLP


Minneapolis, Minnesota
May 30, 1996

     Garment Graphics, Inc.'s Common Stock is currently traded on the national over-the-counter market and quoted on the National Association of Securities Dealers, Inc. (NASDAQ), SmallCap Market, under the symbol "GRMN". Following are the high and low bid prices per share for Garment Graphics' Common Stock as quoted by NASDAQ. The NASDAQ quotes represent interdealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions.

                             1996                         1995
                   --------------------------  ---------------------------
                       High         Low            High          Low
                   --------------------------  ---------------------------

First Quarter         $ 1 7/8      $ 1 1/4        $ 3 3/8       $ 2 3/4
Second Quarter          1 7/8        1              3 1/4         3
Third Quarter           1 3/8        11/16          3             1 7/8
Fourth Quarter            3/4        11/16          2             1 1/2


     As of June 12, 1996, the Company had approximately 190 shareholders of record and the bid and ask prices for its common stock were $1.375 and $1.50, respectively. The Company has never paid a cash dividend on its common stock. Payment of common stock dividends is at the discretion of the Board of Directors subject to the Company's lending arrangements. The Board of Directors plans to retain earnings, if any, for operations and does not intend to pay common stock dividends in the near future.

QUARTERLY NET SALES - SEASONALITY

     The Company's net sales fluctuate from quarter to quarter. Quarterly net sales for 1996, 1995 and 1994 are set forth below.

                                          Net Sales
                                (dollar amounts in thousands)

                     Fiscal 1996           Fiscal 1995            Fiscal 1994
                --------------------  --------------------- --------------------
                  Amount    Percent     Amount     Percent     Amount    Percent
                  ------    -------     ------     -------     ------    -------
First Quarter   $  7,321      25.5    $  8,383      25.0    $  6,007      19.5
Second Quarter     5,726      19.9      10,844      32.3      10,594      34.4
Third Quarter      8,309      28.9       9,072      27.0       9,735      31.6
Fourth Quarter     7,363      25.7       5,289      15.7       4,471      14.5
                 -------   -------    --------   -------     -------   -------
Total           $ 28,719     100.0%   $ 33,588     100.0%   $ 30,807     100.0%
                 =======   =======    ========   =======     =======   =======

     The Company's business is seasonal, with its highest sales level generally occurring in the second fiscal quarter as a result of back-to-school sales. The third fiscal quarter benefits from the sale of back-to-school garments and the holiday season. The second quarter of Fiscal 1996 was not indicative of this trend due to a weak retail apparel market compounded by an unusually warm late summer and early fall.

INFORMATION FOR INVESTORS

DIRECTORS                                     CORPORATE COUNSEL

 R. Neil Hamlin +                              Fredrikson & Byron, P.A.
 Chairman of the Board of the Company
 Chief Executive Officer                      AUDITORS

 Barbara Sima Remley                           McGladrey & Pullen, LLP
 President, Chief Operating Officer
 Chief Financial Officer                      TRANSFER AGENT/REGISTRAR

 John M. Gunnarson +                           Norwest Stock Transfer
 Vice Chairman - Secretary
 Vice President - Manufacturing               CORPORATE OFFICES

 Richard W. Perkins, C.F.A. *                  Garment Graphics, Inc.
 President, Perkins Capital Management, Inc.   2260 Woodale Drive
 an investment management company.             Mounds View, MN  55112-4978

 Edwin N. Peterson ^                           (612) 786-6220
 Retired General Manager of the Company        (612) 786-5775 Facsimile

 Donald M. Roux *                             SECURITIES LISTING
 President, Roux Marketing Services,
 a marketing consulting firm.                  Garment Graphics, Inc. is traded
                                               on the NASDAQ SmallCap Market
 William H. Spell                              under the symbol: "GRMN".
 President, Eagle Pacific Industries, Inc.,
 a pipe and tubing manufacturer.              FORM 10-K

 ^ Member of Audit Committee                   The Company has filed an annual
 * Member of Compensation Committee            report with the Securities and
 + Member of Options Committee                 Exchange Commission on Form 10-K.
                                               Shareholders may obtain a copy of
OFFICERS                                       this report, without charge, by
                                               writing the Company at the above
 R. Neil Hamlin                                address, attention of: Investor
 Chief Executive Officer                       Relations.

 Barbara Sima Remley                          ANNUAL MEETING
 President, Chief Operating Officer
 Chief Financial Officer                       The annual meeting of share-
                                               holders will be held on July 25,
 John M. Gunnarson                             1996 at 3:15 p.m. at:
 Vice President - Manufacturing
                                                  Minneapolis Athletic Club
 Robert A. Lucas                                  615 Second Avenue South
 Vice President - Sales and Marketing             Minneapolis, Minnesota